UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Immersion Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

452521107

(CUSIP Number)

William C. Martin

Ten Princeton Avenue, P.O. Box 228

Rocky Hill, New Jersey 08553

(609) 357-1870

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 2, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,779,346
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,779,346
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,779,346
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.5%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,779,346
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,779,346
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,779,346
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.5%
14	TYPE OF REPORTING PERSON

HC

3

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

Kenneth H. Traub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 452521107

EXPLANATORY NOTE

On November 5, 2018, the Reporting Persons filed Amendment No. 7 to the Schedule 13D to report a change in beneficial ownership in excess of 1% of the Shares outstanding based on 37,529,629 Shares outstanding as of October 26, 2018 as reported in the Form 10-Q filed by the Issuer on such date (the “Original 10-Q”). On the date hereof, the Issuer filed a corrective amendment to the Original 10-Q (the “10-Q Amendment”) stating that the number of Shares outstanding reported in the Original 10-Q was incorrect and that the correct number of Shares outstanding was 30,803,244 Shares. This Amendment No. 8 to the Schedule 13D (“Amendment No. 8”) reflects the Reporting Persons’ percentage ownership of Shares based on the correct number of Shares outstanding reported in the 10-Q Amendment.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 30,803,244 Shares outstanding as of October 26, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission on November 6, 2018.

As of the close of business on the date hereof, each of Raging Capital and William C. Martin may be deemed to beneficially own the 4,779,346 Shares, constituting approximately 15.5% of the Shares outstanding, held by Raging Master by virtue of their relationships with Raging Master discussed in further detail in Item 2.

As of the close of business on the date hereof, Kenneth H. Traub does not beneficially own any Shares.

(b)       Raging Capital and William C. Martin may be deemed to share the power to vote and dispose of the Shares held by Raging Master.

(c)       The Reporting Persons have not entered into any transactions in the securities of the Issuer during the past 60 days.

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CUSIP NO. 452521107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2018	Raging Capital Management, LLC

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

/s/ Kenneth H. Traub
Kenneth H. Traub

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